                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)



                      California Coastal Communities, Inc.
    ------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
    ------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  129915203
         ---------------------------------------------------------------
                                 (CUSIP Number)


                                August 27, 2002
    ------------------------------------------------------------------------
                  (Date of Event Which Requires Filing of this
                                   Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)



                                  Page 1 of 4


                             ---------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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 CUSIP No.  129915203             13G/A                   Page 2 of 4 Pages

  ------------------------------------------------------------------------
    1.   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         -----------------------------------------------------------------
         Lloyd I. Miller, III                           ###-##-####
  ------------------------------------------------------------------------
    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)  [ ]

                                                                  (b)  [ ]

  ------------------------------------------------------------------------
    3.   SEC USE ONLY

  ------------------------------------------------------------------------
    4.   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
  ------------------------------------------------------------------------
                 5.  SOLE VOTING POWER

    NUMBER OF        325,589
     SHARES      ---------------------------------------------------------
  BENEFICIALLY   6.  SHARED VOTING POWER
    OWNED BY
      EACH           179,299
   REPORTING     ---------------------------------------------------------
     PERSON      7.  SOLE DISPOSITIVE POWER
      WITH
                     246,694
                 ---------------------------------------------------------
                 8.  SHARED DISPOSITIVE POWER

                     258,194
  ------------------------------------------------------------------------
    9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         504,888
  ------------------------------------------------------------------------
   10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                       [ ]
  ------------------------------------------------------------------------
    11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.0%
  ------------------------------------------------------------------------
    12.  TYPE OF REPORTING PERSON

         IN-IA-OO*
  ------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                    Page 3 of 4



    Item 1(a). Name of Issuer:                    California Coastal
                                                  Communities, Inc.

    Item 1(b). Address of Issuer's Principal
               Executive Offices:                 6 Executive Circle, Suite 250
                                                  Irvine, CA 92614

    Item 2(a). Name of Person Filing:             Lloyd I. Miller, III

    Item 2(b). Address of Principal Business
               Office or, if None, Residence:     4450 Gordon Drive, Naples,
                                                  Florida 34102

    Item 2(c). Citizenship:                       U.S.A.

    Item 2(d). Title of Class of Securities:      Common Stock


    Item 2(e). CUSIP Number:                      129915203

    Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

               Not Applicable, this statement is filed pursuant to 13d-1(c)

    Item 4. OWNERSHIP: The reporting person (i) shares dispositive power with respect to 258,194 of the reported securities as an advisor to a family trust and as a trustee to a grantor retained annuity trust, (ii) shares voting power with respect to 179,299 of the reported securities an advisor to a family trust, (iii) has sole dispositive power with respect to 246,694 of the reported securities as an individual and as the manager of a limited liability company that is the general partner of certain limited partnerships, and (iv) has sole voting power with respect to 325,589 of the reported securities as an individual, as the manager of a limited liability company that is the general partner of a limited partnership and as a trustee to a grantor retained annuity trust.

               (a)   504,888

               (b)   5.0%

               (c)   (i) sole voting power: 325,589


                     (ii) shared voting power: 179,299

                     (iii) sole dispositive power: 246,694

                     (iv) shared dispositive power: 258,194

   Item 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

             Not Applicable

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                                                                     Page 4 of 4

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

         Persons other than Lloyd I. Miller. III have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

         Not Applicable

Item 9.  NOTICE OF DISSOLUTION OF GROUP:

         Not Applicable


Item 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                 SIGNATURE
                                 ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Dated: September 4, 2002                        /s/ Lloyd I. Miller, III
                                                   -----------------------------
                                                         Lloyd I. Miller, III